Term Sheet No. J102
To the Underlying Supplement dated September 14, 2009,
Product Supplement No. JPM-III dated July 15, 2009,
Prospectus Supplement dated March 25, 2009 and
Prospectus dated March 25, 2009
Filed Pursuant to Rule 433 Registration Statement No. 333-158199-10 October 1, 2009
Credit Suisse
Structured Investments	Credit Suisse $ Optimal Entry Return Enhanced Notes due January 20, 2011 Linked to the iShares® MSCI Brazil Index Fund

General
•
The notes are designed for investors who seek a return at maturity of two times the appreciation of the iShares® MSCI Brazil Index Fund, as compared to the lowest closing level of the Underlying during the Lookback Observation Period, up to a Maximum Return on the notes of 24.00%*. Investors should be willing to forgo interest and dividend payments and, if the Underlying declines, be willing to lose some or all of their investment.

•	Senior unsecured obligations of Credit Suisse, acting through its Nassau Branch, maturing January 20, 2011†.
•	Minimum purchase of $10,000. Minimum denominations of $1,000 and integral multiples in excess thereof.
•
The notes are expected to price on or about October 2, 2009 (the “Pricing Date”) and are expected to settle on or about October 7, 2009. Delivery of the notes in book-entry form only will be made through The Depository Trust Company.

Key Terms
Issuer:	Credit Suisse, acting through its Nassau Branch
Underlying:
The iShares® MSCI Brazil Index Fund (the “Underlying”). The Underlying is reported by Bloomberg under the ticker symbol “EWZ UP.” For additional information about the Underlying, see “The Underlying—The iShares® MSCI Brazil Index Fund” herein.

Upside Leverage Factor:	2
Payment at Maturity:
If the Final Level is greater than the Lookback Level, you will be entitled to receive a cash payment at maturity per $1,000 principal amount of notes that provides you with a return equal to the Underlying Return multiplied by the Upside Leverage Factor, subject to a Maximum Return on the notes of 24.00%*. For example, if the Underlying Return is equal to or more than 12.00%, you will receive the Maximum Return on the notes of 24.00%*, which entitles you to a maximum payment at maturity of $1,240.00 for every $1,000 principal amount of notes that you hold. Accordingly, if the Underlying Return is positive, your payment per $1,000 principal amount of notes will be calculated as follows, subject to the Maximum Return:

$1,000 + [$1,000 x (Underlying Return x 2)] * The actual Maximum Return on the notes will be set on the Pricing Date and will not be less than 24.00%.
If the Final Level is equal to the Lookback Level, you will be entitled to receive a cash payment at maturity of $1,000 per $1,000 principal amount of notes.

Your investment will be fully exposed to any decline in the Underlying. If the Final Level is less than the Lookback Level, you will lose an amount equal to 1% of the principal amount of your notes for every 1% that the Final Level declines from the Lookback Level and your final payment per $1,000 principal amount of notes will be calculated as follows:

$1,000 + (1,000 x Underlying Return)
You will lose some or all of your investment at maturity if the Final Level declines from the Lookback Level.
Underlying Return:	The performance of the Underlying from the Lookback Level to the Final Level, calculated as follows:
Final Level – Lookback Level Lookback Level
The Underlying Return may be positive or negative.
Lookback Level:	The lowest closing level of the Underlying during the Lookback Observation Period. In no event will the Lookback Level be greater than the closing level of the Underlying on the Pricing Date.
Final Level:	The arithmetic average of the closing levels of the Underlying on each of the five Valuation Dates.
Lookback Observation Period:	The 60 calendar-day period from and including the Pricing Date.
Valuation Dates†:	January 10, 2011, January 11, 2011, January 12, 2011, January 13, 2011 and January 14, 2011 (each a “Valuation Date”).
Maturity Date†:	January 20, 2011
Listing:	The notes will not be listed on any securities exchange.
CUSIP:	22545ENY6
† Subject to postponement in the event of a market disruption event as described in the accompanying product supplement under “Description of the Notes—Market disruption events.”

Investing in the notes involves a number of risks. See “Selected Risk Considerations” beginning on page 3 of this term sheet and “Risk Factors” beginning on page PS-3 of the accompanying product supplement.
Credit Suisse has filed a registration statement (including a prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this term sheet relates. Before you invest, you should read the prospectus in that registration statement and the other documents relating to this offering that Credit Suisse has filed with the SEC for more complete information about Credit Suisse and this offering. You may obtain these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Credit Suisse or any agent or any dealer participating in this offering will arrange to send you this term sheet, the underlying supplement, product supplement, prospectus supplement and prospectus, if you so request by calling 1-800-221-1037.
You may revoke your offer to purchase the notes at any time prior to the time at which we accept such offer on the date the notes are priced. We reserve the right to change the terms of, or reject any offer to purchase the notes prior to their issuance. In the event of any changes to the terms of the notes, we will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes in which case we may reject your offer to purchase.
Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this term sheet or the accompanying underlying supplement, the product supplement, the prospectus supplement and the prospectus. Any representation to the contrary is a criminal offense.

	Price to Public(1)	Fees(2)	Proceeds to Issuer
Per note	$1,000.00	$11.00	$989.00
Total	$	$	$

(1) Certain fiduciary accounts will pay a purchase price of $989.00 per note, and the placement agents with respect to sales made to such accounts will forgo any fees.

(2) J.P. Morgan Securities Inc., which we refer to as JPMSI, and JPMorgan Chase Bank, N.A. will act as placement agents for the notes. The placement agents will forego fees for sales to fiduciary accounts. The total fees represent the amount that the placement agents receive from sales to accounts other than such fiduciary accounts. The placement agents will receive a fee from Credit Suisse or one of our affiliates that will not exceed 1.10% of the principal amount of the notes.

The notes are not deposit liabilities and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency of the United States, Switzerland or any other jurisdiction. The notes are not guaranteed under the Federal Deposit Insurance Corporation's Temporary Liquidity Guarantee Program.

JPMorgan
Placement Agent
October 1, 2009

Additional Terms Specific to the Notes

You should read this term sheet together with the underlying supplement dated September 14, 2009, the product supplement dated July 15, 2009, the prospectus supplement dated March 25, 2009 and the prospectus dated March 25, 2009, relating to our Medium-Term Notes of which these notes are a part. You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

•	Underlying supplement dated September 14, 2009:

http://www.sec.gov/Archives/edgar/data/1053092/000104746909008321/a2194364z424b2.htm

•	Product supplement No. JPM-III dated July 15, 2009:

http://www.sec.gov/Archives/edgar/data/1053092/000104746909006770/a2193470z424b2.htm

•	Prospectus supplement dated March 25, 2009:

http://www.sec.gov/Archives/edgar/data/1053092/000104746909003093/a2191799z424b2.htm

•	Prospectus dated March 25, 2009:

http://www.sec.gov/Archives/edgar/data/1053092/000104746909003289/a2191966z424b2.htm

Our Central Index Key, or CIK, on the SEC website is 1053092. As used in this term sheet, the ‘‘Company,’’ ‘‘we,’’ ‘‘us,’’ or ‘‘our’’ refers to Credit Suisse.

This term sheet, together with the documents listed above, contains the terms of the notes and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in “Selected Risk Considerations” in this term sheet and “Risk Factors” in the accompanying product supplement, as the notes involve risks not associated with conventional debt securities. You should consult your investment, legal, tax, accounting and other advisers before deciding to invest in the notes.

What is the Total Return on the Notes at Maturity Assuming a Range of Performance for the Underlying?

The following table and examples illustrate the hypothetical total return at maturity on the notes. The “total return” as used in this term sheet is the number, expressed as a percentage, that results from comparing the payment at maturity per $1,000 principal amount of notes to $1,000. The hypothetical total returns set forth below assume a Lookback Level of 70 and a Maximum Return on the notes of 24.00%. The actual Lookback Level will be the lowest closing level of the Underlying during the Lookback Observation Period, and will not be determined until the end of the Lookback Observation Period. In no event will the Lookback Level be greater than the closing level of the Underlying on the Pricing Date. The hypothetical total returns set forth below are for illustrative purposes only and may not be the actual total returns applicable to a purchaser of the notes. The numbers appearing in the following table and examples have been rounded for ease of analysis.

Final Level	Underlying Return	Total Return	Payment at Maturity
140.00	100.00%	24.00%	$1,240.00
126.00	80.00%	24.00%	$1,240.00
115.50	65.00%	24.00%	$1,240.00
105.00	50.00%	24.00%	$1,240.00
98.00	40.00%	24.00%	$1,240.00
87.50	25.00%	24.00%	$1,240.00
84.00	20.00%	24.00%	$1,240.00
78.40	12.00%	24.00%	$1,240.00
77.00	10.00%	20.00%	$1,200.00
73.50	5.00%	10.00%	$1,100.00
71.75	2.50%	5.00%	$1,050.00
70.70	1.00%	2.00%	$1,020.00
70.00	0.00%	0.00%	$1,000.00
66.50	-5.00%	-5.00%	$950.00
63.00	-10.00%	-10.00%	$900.00
56.00	-20.00%	-20.00%	$800.00
49.00	-30.00%	-30.00%	$700.00
42.00	-40.00%	-40.00%	$600.00
35.00	-50.00%	-50.00%	$500.00
28.00	-60.00%	-60.00%	$400.00
21.00	-70.00%	-70.00%	$300.00
14.00	-80.00%	-80.00%	$200.00
7.00	-90.00%	-90.00%	$100.00
0.00	-100.00%	-100.00%	$0.00

Hypothetical Examples of Amounts Payable at Maturity

The following examples illustrate how the Payments at Maturity set forth in the table above are calculated.

Example 1: The level of the Underlying increases from the Lookback Level of 70 to a Final Level of 71.75. Because the Final Level is greater than the Lookback Level and the Underlying Return of 2.50% multiplied by the Upside Leverage Factor does not exceed the Maximum Return of 24.00%, the investor receives a payment at maturity of $1,050 per $1,000 principal amount of notes calculated as follows:

$1,000 + [$1,000 x (2.50% x 2)] = $1,050

Example 2: The level of the Underlying increases from the Lookback Level of 70 to a Final Level of 84. Because the Final Level is greater than the Lookback Level and the Underlying Return of 20% multiplied by the Upside Leverage Factor exceeds the Maximum Return of 24.00%, the investor receives a payment at maturity of $1,240 per $1,000 principal amount of notes, the maximum payment on the notes.

Example 3: The level of the Underlying decreases from the Lookback Level of 70 to a Final Level of 56. Because the Final Level is less than the Lookback Level, the Underlying Return of -20% is negative and the investor will receive a payment at maturity of $800 per $1,000 principal amount of notes calculated as follows:

$1,000 + ($1,000 x -20%) = $800

Selected Purchase Considerations

•
APPRECIATION POTENTIAL – The notes provide the opportunity to enhance returns by multiplying a positive Underlying Return by two, up to the Maximum Return on the notes, which will be set on the Pricing Date and will not be less than 24.00%. Accordingly, the maximum amount payable at maturity is expected to be $1,240.00 for every $1,000 principal amount of notes. Because the notes are our senior unsecured obligations, payment of any amount at maturity is subject to our ability to pay our obligations as they become due.

•
PAYMENT AT MATURITY BASED ON THE LOWEST INDEX CLOSING LEVEL DURING THE 60 CALENDAR-DAY LOOKBACK OBSERVATION PERIOD – Your payment at maturity is determined by comparing the Final Level to the Lookback Level. The Lookback Level is equal to the lowest closing level of the Underlying during the Lookback Observation Period, which is the 60 calendar-day period from and including the Pricing Date. If the closing level of the Underlying declines during this initial 60 calendar-day period, your payment at maturity will be determined by reference to the lowest closing level of the Underlying during this period and the Final Level. Under these circumstances, your payment at maturity may be more than the payment at maturity for similar notes linked to the Underlying without a lookback feature and based solely on the closing level of the Underlying on the Pricing Date and the Final Level. Accordingly, your payment at maturity may be improved by declines in the closing level of the Underlying during the 60 calendar-day Lookback Observation Period.

•
RETURN LINKED TO THE iSHARES® MSCI BRAZIL INDEX FUND – The return on the notes is linked to the iShares® MSCI Brazil Index Fund. The iShares® MSCI Brazil Index Fund is a registered investment company that seeks to provide investment results that correspond generally to the price and yield performance, before fees and expenses, of publicly traded securities in the Brazilian market, as measured by the MSCI Brazil Index.  The MSCI Brazil Index is an equity benchmark for Brazilian stock performance, and is designed to measure equity market performance in Brazil. For additional information about the Underlying, see the information set forth under “The Underlying—The iShares® MSCI Brazil Index Fund” herein.

•
CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS – Please refer to ‘‘Certain United States Federal Income Tax Considerations’’ in this term sheet for a discussion of certain U.S. federal income tax considerations for making an investment in the notes.

Selected Risk Considerations

An investment in the notes involves significant risks. Investing in the notes is not equivalent to investing directly in the Underlying. These risks are explained in more detail in the “Risk Factors” section of the accompanying product supplement.

•
YOUR INVESTMENT IN THE NOTES MAY RESULT IN A LOSS – The notes do not guarantee any return of your investment. The return on the notes at maturity is linked to the performance of the Underlying and will depend on whether, and the extent to which, the Underlying Return is positive or negative. If the Final Level is less than the Lookback Level, you will be fully exposed to any depreciation in the Underlying and the payment at maturity you will be entitled to receive will be less than the principal amount of the notes and you could lose your entire investment.

•
THE NOTES ARE SUBJECT TO THE CREDIT RISK OF CREDIT SUISSE – Although the return on the notes will be based on the performance of the Underlying, the payment of any amount due on the notes is subject to the credit risk of Credit Suisse. Investors are dependant on our ability to pay all amounts due on the notes, and therefore investors are subject to our credit risk. In addition, any decline in our credit ratings, any adverse changes in the market’s view of our creditworthiness or any increase in our credit spreads is likely to adversely affect the market value of the notes prior to maturity.

•
YOUR MAXIMUM GAIN ON THE NOTES IS LIMITED TO THE MAXIMUM RETURN – If the Final Level is greater than the Lookback Level, for each $1,000 principal amount of notes, you will receive at maturity $1,000 plus an additional amount that will not exceed a predetermined percentage of the principal amount, regardless of the appreciation in the Underlying, which may be significant. We refer to this percentage as the Maximum Return, which will be set on the Pricing Date and will not be less than 24.00%. Accordingly, the maximum amount payable at maturity is expected to be $1,240.00 per $1,000 principal amount of notes. Any payment at maturity is subject to our ability to pay our obligations as they become due.

•
THE LOOKBACK LEVEL WILL NOT BE DETERMINED UNTIL THE END OF THE 60 CALENDAR-DAY PERIOD FROM AND INCLUDING THE PRICING DATE – Because the Lookback Level will be the lowest closing level of the Underlying during the Lookback Observation Period, the Lookback Level will not be determined until the end of the Lookback Observation Period. The Lookback Observation Period is the 60 calendar-day period from and including the Pricing Date. Accordingly, you will not know the Lookback Level for a significant period of time after the Pricing Date. In no event, however, will the Lookback Level be greater than the closing level of the Underlying on the Pricing Date.

•
THE NOTES ARE SUBJECT TO CURRENCY EXCHANGE RISK — Because the prices of the equity securities held by the Underlying are converted into U.S. dollars for the purposes of calculating the net asset value of the Underlying, the notes will be exposed to currency exchange rate risk with respect to the Brazilian real. Your net exposure will depend on the extent the Brazilian real strengthens or weakens against the U.S. dollar. If the U.S. dollar strengthens against the Brazilian real, the net asset value of the Underlying will be adversely affected and the payment at maturity, if any, may be reduced.

•
THERE ARE RISKS ASSOCIATED WITH THE UNDERLYING — Although shares of the Underlying are listed for trading on the NYSE Arca, Inc. and a number of similar products have been traded on various national securities exchanges for varying periods of time, there is no assurance that an active trading market will continue for the shares of the Underlying or that there will be liquidity in the trading market.  In addition, Barclays Global Fund Advisors, which we refer to as BGFA, is the Underlying’s investment adviser.  The Underlying is subject to management risk, which is the risk that BGFA’s investment strategy, the implementation of which is subject to a number of constraints, may not produce the intended results.  Pursuant to its investment strategy or otherwise, BGFA may add, delete or substitute the equity securities held by the Underlying.  Any of these actions could adversely affect the price of the shares of the Underlying and consequently the value of the notes.

•
TRANSITION OF THE UNDERLYING’S INVESTMENT ADVISOR – On August 6, 2009, Barclays shareholders approved the proposed sale of Barclays Global Investors (“BGI”) to BlackRock Inc. (“BlackRock”). BlackRock had previously announced on June 16, 2009, that it had received written notice from Barclays that its Board of Directors had accepted BlackRock’s offer to acquire BGI. This shareholder approval is an important step toward closing the transaction, which is expected to close in the fourth quarter of 2009 following the receipt of client consents and regulatory approvals, and satisfaction of customary closing conditions. The transaction is subject to certain regulatory approvals, as well as other conditions to closing. Under the Investment Company Act of 1940, as amended, completion of the transaction will cause the automatic termination of the Underlying’s current investment advisory agreement with BGFA. In order for the management of the Underlying to continue uninterrupted, the Underlying’s Board of Directors or Trustees (the “Board”) will be asked to approve a new investment advisory agreement with BGFA. If approved by the Board, the new investment advisory agreement will be submitted to the shareholders of the Underlying for their approval. The failure to obtain such approvals could cause interruptions in the management of the Underlying which could have an adverse effect on the value of the Underlying and consequently on the value of your notes. For further information, please refer to “Description of the Notes—Adjustments to the calculation of a fund” in the accompanying product supplement.

•
DIFFERENCES BETWEEN THE UNDERLYING AND THE MSCI BRAZIL INDEX — The Underlying does not fully replicate the MSCI Brazil Index, may hold securities not included in the MSCI Brazil Index and will reflect transaction costs and fees that are not included in the calculation of the MSCI Brazil Index, all of which may lead to a lack of correlation between the Underlying and the MSCI Brazil Index.  In addition, because the shares of the Underlying are traded on the NYSE Arca, Inc. and are subject to market supply and investor demand, the market price per share of the Underlying may differ from the net asset value per share of the Underlying.

•
CERTAIN BUILT-IN COSTS ARE LIKELY TO ADVERSELY AFFECT THE VALUE OF THE NOTES PRIOR TO MATURITY – While the payment at maturity described in this term sheet is based on the full principal amount of your notes, the original issue price of the notes includes the agent’s commission and the cost of hedging our obligations under the notes through one or more of our affiliates. As a result, the price, if any, at which Credit Suisse (or its affiliates), will be willing to purchase notes from you in secondary market transactions, if at all, will likely be lower than the original issue price, and any sale prior to the Maturity Date could result in a substantial loss to you. The notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your notes to maturity.

•
NO INTEREST OR DIVIDEND PAYMENTS OR VOTING RIGHTS – As a holder of the notes, you will not receive interest payments, and you will not have voting rights or rights to receive cash dividends or other distributions or other rights with respect to the stocks that comprise the Underlying.

•
LACK OF LIQUIDITY – The notes will not be listed on any securities exchange. Credit Suisse (or its affiliates) intends to offer to purchase the notes in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which Credit Suisse (or its affiliates) is willing to buy the notes. If you have to sell your notes prior to maturity, you may not be able to do so or you may have to sell them at a substantial loss.

•
POTENTIAL CONFLICTS – We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent and hedging our obligations under the notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes.

•
THE ANTI-DILUTION PROTECTION FOR THE UNDERLYING IS LIMITED – The calculation agent will make adjustments to the Share Adjustment Factor for certain events affecting the shares of the Underlying.  However, the calculation agent will not make an adjustment in response to all events that could affect the shares of the Underlying.  If an event occurs that does not require the calculation agent to make an adjustment, the value of the notes may be materially and adversely affected. See “Description of the Notes—Anti-dilution adjustments for funds” in the accompanying product supplement.

•
MANY ECONOMIC AND MARKET FACTORS WILL IMPACT THE VALUE OF THE NOTES – In addition to the level of the Underlying on any day, the value of the notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:

•	the expected volatility of the Underlying;

•	the time to maturity of the notes;

•	the dividend rate on the stocks comprising the Underlying;

•	interest and yield rates in the market generally;

•	the occurrence of certain events to the Underlying that may or may not require an adjustment to the Share Adjustment Factor;

•
geopolitical conditions and a variety of economic, financial, political, regulatory or judicial events that affect the stocks comprising the Underlying or stock markets generally and which may affect the level of the Underlying;

•	the exchange rate and the volatility of the exchange rate between the U.S. dollar the Brazilian real and any other currency relevant to the value of the Underlying; and

•	our creditworthiness, including actual or anticipated downgrades in our credit ratings.

Some or all of these factors may influence the price that you will receive if you choose to sell your notes prior to maturity. The impact of any of the factors set forth above may enhance or offset some or all of any change resulting from another factor or factors.

Use of Proceeds and Hedging

We intend to use the proceeds of this offering for our general corporate purposes, which may include the refinancing of existing debt outside Switzerland. Some or all of the proceeds we receive from the sale of the notes may be used in connection with hedging our obligations under the notes through one or more of our affiliates. Such hedging or trading activities on or prior to the Pricing Date and during the term of the notes (including on the Valuation Dates) could adversely affect the value of the Underlying and, as a result, could decrease the amount you may receive on the notes at maturity. For further information, please refer to “Use of Proceeds and Hedging” in the accompanying product supplement.

The Underlying

The information on the Underlying provided in this term sheet is a summary and should be read together with the additional disclosure in the accompanying underlying supplement. Information contained in the Underlying website and the Bloomberg page referenced below is not incorporated by reference herein

The iShares® MSCI Brazil Index Fund

We have derived all information contained in this term sheet regarding the iShares® MSCI Brazil Index Fund, including, without limitation, its make-up, method of calculation and changes in its components, from publicly available information. Such information reflects the policies of, and is subject to change by, iShares® Inc. (“iShares®”), Barclays Global Investors, N.A. (“BGI”), and Barclays Global Fund Advisors.  The iShares® MSCI Brazil Index Fund is an investment portfolio maintained and managed by iShares®.  BGFA is the investment advisor to the iShares® MSCI Brazil Index Fund.  The iShares® MSCI Brazil Index Fund is an exchange traded fund (“ETF”) that trades on the NYSE Arca, Inc. under the ticker symbol “EWZ.”  We make no representations or warranty as to the accuracy or completeness of the information derived from these public sources.

iShares® is a registered investment company that consists of numerous separate investment portfolios, including the iShares® MSCI Brazil Index Fund.  Information provided to or filed with the SEC by iShares® pursuant to the Securities Act of 1933 and the Investment Company Act of 1940 can be located by reference to SEC file numbers 033-97598 and 811-09102, respectively, through the SEC’s web site at http://www.sec.gov. For additional information regarding iShares®, BGFA and the iShares® MSCI Brazil Index Fund, please see the Prospectus, dated January 1, 2009 (as revised on January 20, 2009).  In addition, information about iShares® and the iShares® MSCI Brazil Index Fund may be obtained from other sources including, but not limited to, press releases, newspaper articles and other publicly disseminated documents and the iShares® website at www.ishares.com.  We make no representation or warranty as to the accuracy or completeness of such information.  Information contained in the iShares® website is not incorporated by reference in, and should not be considered a part of, this term sheet.

The iShares® MSCI Brazil Index Fund seeks to provide investment results that correspond generally to the price and yield performance, before fees and expenses, of the publically traded securities in the Brazilian market as measured by the MSCI Brazil Index. For further information on methodology that applies generally to the iShares® funds, please refer to “The Funds—The iShares Funds—The iShares ETF Methodology“ in the accompanying underlying supplement.

The MSCI Brazil Index is a free float-adjusted, capitalization-weighted index that aims to capture 85% of the (publicly available) total market capitalization in Brazil. Component companies must meet objective criteria for inclusion in the MSCI Brazil Index, taking into consideration unavailable strategic shareholdings and limitations to foreign ownership. The MSCI Brazil Index has a base date of December 31, 1987 and is reported by Bloomberg under the ticker symbol “MXBR”. For further information on methodology that applies generally to the MSCI indices, please refer to “The Reference Indices—The MSCI Indices—Global Investable Market Indices Methodology” in the accompanying underlying supplement.

Historical Information

The following graph sets forth the historical performance of the iShares® MSCI Brazil Index Fund based on the closing prices of one share of the Underlying from January 1, 2004 through September 30, 2009. The closing price of one share of the Underlying on September 30, 2009 was 67.67. We obtained the closing prices of the Underlying below from Bloomberg, without independent verification. We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg. The price source for determining the Final Level will be the Bloomberg page “EWZ:UP” or any successor page.

The historical prices of the Underlying should not be taken as an indication of future performance, and no assurance can be given as to the closing price of one share of the Underlying on any of the Valuation Dates. We cannot give you assurance that the performance of the Underlying will result in the return of any of your initial investment.

For further information on the iShares® MSCI Brazil Index Fund, see “The Underlying—The iShares® MSCI Brazil Index Fund” herein.

Certain United States Federal Income Tax Considerations

The following discussion summarizes certain U.S. federal income tax consequences of owning and disposing of securities that may be relevant to holders of securities that acquire their securities from us as part of the original issuance of the securities. This discussion applies only to holders that hold their securities as capital assets within the meaning of the Internal Revenue Code of 1986, as amended (the “Code”). Further, this discussion does not address all of the U.S. federal income tax consequences that may be relevant to you in light of your individual circumstances or if you are subject to special rules, such as if you are:

•	a financial institution,

•	a mutual fund,

•	a tax-exempt organization,

•	a grantor trust,

•	certain U.S. expatriates,

•	an insurance company,

•	a dealer or trader in securities or foreign currencies,

•	a person (including traders in securities) using a mark-to-market method of accounting,

•	a person who holds securities as a hedge or as part of a straddle with another position, constructive sale, conversion transaction or other integrated transaction, or

•	an entity that is treated as a partnership for U.S. federal income tax purposes.

The discussion is based upon the Code, law, regulations, rulings and decisions, in each case, as available and in effect as of the date hereof, all of which are subject to change, possibly with retroactive effect. Tax consequences under state, local and foreign laws are not addressed herein. No ruling from the U.S. Internal Revenue Service (the “IRS”) has been or will be sought as to the U.S. federal income tax consequences of the ownership and disposition of securities, and the following discussion is not binding on the IRS.

You should consult your tax advisor as to the specific tax consequences to you of owning and disposing of securities, including the application of federal, state, local and foreign income and other tax laws based on your particular facts and circumstances.

IRS CIRCULAR 230 REQUIRES THAT WE INFORM YOU THAT ANY TAX STATEMENT HEREIN REGARDING ANY U.S. FEDERAL TAX IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY PENALTIES. ANY SUCH STATEMENT HEREIN WAS WRITTEN TO SUPPORT THE MARKETING OR PROMOTION OF THE TRANSACTION(S) OR MATTER(S) TO WHICH THE STATEMENT RELATES. A PROSPECTIVE INVESTOR (INCLUDING A TAX-EXEMPT INVESTOR) IN THE SECURITIES SHOULD CONSULT ITS OWN TAX ADVISOR IN DETERMINING THE TAX CONSEQUENCES OF AN INVESTMENT IN THE SECURITIES, INCLUDING THE APPLICATION OF STATE, LOCAL OR OTHER TAX LAWS AND THE POSSIBLE EFFECTS OF CHANGES IN FEDERAL OR OTHER TAX LAWS.

Characterization of the Securities

There are no regulations, published rulings, or judicial decisions addressing the characterization for U.S. federal income tax purposes of securities with terms that are substantially the same as those of your securities. Thus, the characterization of the securities is not certain. Our special tax counsel, Orrick, Herrington & Sutcliffe LLP, has advised that the securities should be treated, for U.S. federal income tax purposes, as a prepaid forward contract, with respect to the Underlying that is eligible for open transaction treatment. In the absence of an administrative or judicial ruling to the contrary, we and, by acceptance of the securities, you, agree to treat your securities for all tax purposes in accordance with such characterization. In light of the fact that we agree to treat the securities as a prepaid forward contract, the balance of this discussion assumes that the securities will be so treated.

You should be aware that the characterization of the securities as described above is not certain, nor is it binding on the IRS or the courts. Thus, it is possible that the IRS would seek to characterize your securities in a manner that results in tax consequences to you that are different from those described above. For example, the IRS might assert that the securities constitute “contingent payment debt instruments” that are subject to special tax rules governing the recognition of income over the term of your securities. If the securities were to be treated as contingent debt, you would be required to include in income on an economic accrual basis over the term of the securities an amount of interest that is based upon the yield at which we would issue a non-contingent fixed-rate debt instrument with other terms and conditions similar to your securities, or the comparable yield. The amount of interest that you would be required to include in income on a current basis would not be matched by cash distributions to you since the securities do not provide for any cash payments during their term. You would recognize gain or loss upon the sale, redemption or maturity of your securities in an amount equal to the difference, if any, between the amount you receive at such time and your adjusted basis in your securities. In general, your adjusted basis in your securities would be equal to the amount you paid for your securities, increased by the amount of interest you previously accrued with respect to your securities. Any gain you recognized upon the sale, redemption, or maturity of your securities would be ordinary income and any loss to the extent of interest you included in income in the current or previous taxable years in respect of your securities would be ordinary loss, and thereafter would be capital loss. It is also possible that the IRS would seek to characterize your securities as options, and thus as Code section 1256 contracts in the event that they are listed on a securities exchange. In such case, the securities would be marked-to-market at the end of the year and 40% of any gain or loss would be treated as short-term capital gain or loss, and the remaining 60% of any gain or loss would be treated as long-term capital gain or loss. We are not responsible for any adverse consequences that you may experience as a result of any alternative characterization of the securities for U.S. federal income tax or other tax purposes.

You should consult your tax adviser as to the tax consequences of such characterization and any possible alternative characterizations of your securities for U.S. federal income tax purposes.

U.S. Holders

For purposes of this discussion, the term “U.S. Holder,” for U.S. federal income tax purposes, means a beneficial owner of securities that is (1) a citizen or resident of the United States, (2) a corporation (or an entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States or any state thereof or the District of Columbia, (3) an estate, the income of which is subject to U.S. federal income taxation regardless of its source, or (4) a trust, if

(a)
a court within the United States is able to exercise primary supervision over the administration of such trust and one or more U.S. persons have the authority to control all substantial decisions of the trust or (b) such trust has in effect a valid election to be treated as a domestic trust for U.S. federal income tax purposes. If a partnership (or an entity treated as a partnership for U.S. federal income tax purposes) holds securities, the U.S. federal income tax treatment of such partnership and a partner in such partnership will generally depend upon the status of the partner and the activities of the partnership. If you are a partnership, or a partner of a partnership, holding securities, you should consult your tax adviser regarding the tax consequences to you from the partnership’s purchase, ownership and disposition of the securities.

In accordance with the agreed-upon tax treatment described above (and subject to the discussion below under “Constructive Ownership Transaction Rules”), upon receipt of the redemption amount of the securities from us, a U.S. Holder will recognize gain or loss equal to the difference between the amount of cash received from us and the U.S. Holder’s tax basis in the security at that time. For securities with a term of more than one year, such gain or loss will be long-term capital gain or loss if the U.S. Holder has held the security for more than one year at maturity. For securities with a term of one year or less, such gain or loss will be short-term capital gain or loss.

Upon the sale or other taxable disposition of a security, a U.S. Holder generally will recognize capital gain or loss equal to the difference between the amount realized on the sale or other taxable disposition and the U.S. Holder’s tax basis in the security (generally its cost). For securities with a term of more than one year, such gain or loss will be long-term capital gain or loss if the U.S. Holder has held the security for more than one year at the time of disposition. For securities with a term of one year or less, such gain or loss will be short-term capital gain or loss.

Constructive Ownership Transaction Rules

Under Code section 1260, all or a portion of gain arising from certain “constructive ownership transactions” may be recharacterized as ordinary income, and certain interest charges may be imposed with respect to any such recharacterized income.  These rules by their terms may apply to any gain derived from the securities.  Code section 1260 also provides that the U.S. Department of the Treasury is to issue regulations that would exclude from the scope of Code section 1260 certain forward contracts that do not convey “substantially all of the economic return” with respect to the applicable reference asset, which in the case of the securities would be all or a portion of the Underlying.  However, no such regulations have been issued despite the fact that Code section 1260 was enacted in 1999, and there can be no assurance that any regulations that may be issued would apply to securities that are issued before such regulations.  Thus, although we believe that the securities should not be considered to convey substantially all the economic return with respect to the Underlying, in the absence of regulations, there can be no assurance that the securities would not be so considered or that Code section 1260 would not otherwise apply to the securities.  You should consult with your tax advisors regarding the possible application of the constructive ownership transaction rules to the securities.

Non-U.S. Holders Generally

In the case of a holder of the securities that is not a U.S. Holder and has no connection with the United States other than holding its securities (a “Non-U.S. Holder”), payments made with respect to the securities will not be subject to U.S. withholding tax, provided that such Non-U.S. Holder complies with applicable certification requirements. Any gain realized upon the sale or other disposition of the securities by a Non-U.S. Holder will generally not be subject to U.S. federal income tax unless (1) such gain is effectively connected with a U.S. trade or business of such Non-U.S. Holder or (2) in the case of an individual, such individual is present in the United States for 183 days or more in the taxable year of the sale or other disposition and certain other conditions are met.

Non-U.S. Holders that are subject to U.S. federal income taxation on a net income basis with respect to their investment in the securities should refer to the discussion above relating to U.S. Holders.

U.S. Federal Estate Tax Treatment of Non-U.S. Holders

The securities may be subject to U.S. federal estate tax if an individual Non-U.S. Holder holds the securities at the time of his or her death. The gross estate of a Non-U.S. Holder domiciled outside the United States includes only property situated in the United States. Individual Non-U.S. Holders should consult their tax advisers regarding the U.S. federal estate tax consequences of holding the securities at death.

IRS Notice on Certain Financial Transactions

On December 7, 2007, the IRS and the Treasury Department issued Notice 2008-2, in which they stated they are considering issuing new regulations or other guidance on whether holders of an instrument such as the securities should be required to accrue income during the term of the instrument. The IRS and Treasury Department also requested taxpayer comments on (1) the appropriate method for accruing income or expense (e.g., a mark-to-market methodology or a method resembling the noncontingent bond method), (2) whether income and gain on such an instrument should be ordinary or capital, and (3) whether foreign holders should be subject to withholding tax on any deemed income accrual.

Accordingly, it is possible that regulations or other guidance may be issued that require holders of the securities to recognize income in respect of the securities prior to receipt of any payments thereunder or sale thereof. Any regulations or other guidance that may be issued could result in income and gain (either at maturity or upon sale) in respect of the securities being treated as ordinary income. It is also possible that a Non-U.S. Holder of the securities could be subject to U.S. withholding tax in respect of the securities under such regulations or other guidance. It is not possible to determine whether such regulations or other guidance will apply to your securities (possibly on a retroactive basis). You are urged to consult your tax adviser regarding Notice 2008-2 and its possible impact on you.

Possible Legislation on Prepaid Derivative Contracts

On December 19, 2007, Representative Richard Neal introduced a tax bill (the “Bill”) that was referred to the House Ways and Means Committee of the previous Congress and would apply to “prepaid derivative contracts” acquired after the date of enactment of the Bill. No further action was taken on the Bill and it has not been reintroduced in the current Congress. The Bill, if reintroduced with the same language, would apply to certain derivative financial contracts with a term of more than one year, where there is no substantial likelihood that the taxpayer will be required to pay any additional amount thereunder, and would require the holder of such a contract to include as interest income each year in respect of such contract an amount determined by reference to the monthly U.S. federal short-term rate determined under Code section 1274(d). A holder’s tax basis in such contract would be increased by the amount so included. Any gain (either at maturity or upon sale) with respect to the contract would be treated as long-term capital gain if the contract is a capital asset in the hands of the holder and such holder has held the contract for more than one year. Any loss would be treated as ordinary loss to the extent of prior interest accruals.

While the Bill, if reintroduced with the same language and enacted, would not apply to the securities (due to its prospective effective date), it is not possible to predict whether any tax legislation that may ultimately be enacted will apply to your securities (possibly on a retroactive basis). You are urged to consult your tax adviser regarding the Bill and any future tax legislation that may apply to your securities.

Backup Withholding and Information Reporting

A holder of the securities (whether a U.S. Holder or a Non-U.S. Holder) may be subject to information reporting requirements and to backup withholding with respect to certain amounts paid to such holder unless it provides a correct taxpayer identification number, complies with certain certification procedures establishing that it is not a U.S. Holder or establishes proof of another applicable exemption, and otherwise complies with applicable requirements of the backup withholding rules.

Supplemental Plan of Distribution

Under the terms of distribution agreements with JPMSI and JPMorgan Chase Bank, N.A., each dated as of June 18, 2008, JPMSI and JPMorgan Chase Bank, N.A. will act as placement agents for the notes. The placement agents will receive a fee from Credit Suisse or one of our affiliates that will not exceed $11 per $1,000 principal amount of notes and will forgo fees for sales to fiduciary accounts. For more information, please refer to “Underwriting” in the accompanying product supplement.

Credit Suisse